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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         American Spectrum Realty, Inc.
                           (Name of Subject Company)

                               William J. Carden
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  02970Q 10 4
                     (CUSIP Number of Class of Securities)

                               William J. Carden
                            Chief Executive Officer
                            7700 Irvine Center Drive
                            Irvine, California 92714
                                 (949) 797-4000
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With copies to:

                              Peter M. Fass, Esq.
                               Proskauer Rose LLP
                                 1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information.

The name of the subject company is: American Spectrum Realty, Inc.

The address and telephone number of its principal executive offices are:
7700 Irvine Center Drive
Irvine, California 92714
(949) 797-4000

The exact title of the subject class of equity securities is: Common Stock, par value $.01 per share.

The number of shares outstanding of the above class is:  5,402,361

Item 2.   Identity and Background of Filing Person.

The name of the filing person is: American Spectrum Realty, Inc. The filing person is the subject company.

The address and telephone number of its principal executive offices are:
7700 Irvine Center Drive
Irvine, California 92714
(949) 797-4000

The tender offer to which this Schedule relates is an offer to purchase for cash up to 1.0% of the outstanding shares of Common Stock, par value $.01 per share, of American Spectrum Realty, Inc.

The name of the offeror is Vector Enterprises, Inc.

The address of the offeror is:

1625 E. Northern Avenue
Ste. 105
Phoenix, AZ 85020

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

The filing person is the subject company. The filing person and its affiliates have no material agreement, arrangement or understanding, nor do they have any actual or potential conflict of interest with the offeror, its executive officers, directors or affiliates.

Item 4.   The Solicitation or Recommendation.

The filing person is recommending to its shareholders that they reject the tender offer. The filing persons reasons are set forth on Exhibit 1 to this Schedule. To the extent known by the filing person, neither the filing person no any executive officer, director, affiliate or subsidiary of the filing person currently intends to tender, sell or hold the subject securities that are held of record or beneficially owned by that person.

Item 5.   Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 6.   Interest in Securities of the Subject Company.

The transactions in the subject securities in the past 60 days are described in the Prospectus/Consent Solicitation on Form S-4/A, filed September 7, 2001 (File number 333-43686), which is incorporated by reference.

Item 7.   Purposes of the Transaction and Plans or Proposals.

The subject company is not undertaking or engaging in any negotiations in response to the tender offer.

Item 8.   Additional Information.

Not applicable.

Item 9.   Exhibits.

Attached as Exhibit 1 is the recommendation of the subject company with respect to the tender offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             /s/ William J. Carden
                                             -------------------------------
                                                      (Signature)

                                             William J. Carden
                                             Chief Executive Officer
                                             -------------------------------
                                                      (Name and Title)

                                              December 21, 2001
                                             -------------------------------
                                                      (Date)

                                                                      EXHIBIT 1

                   [AMERICAN SPECTRUM REALTY, INC. LETTERHEAD]

December 21, 2001

Dear Shareholder,

It has come to our attention that you have received an offer from Vector Enterprises, Inc. to purchase up to 1% of the total outstanding shares of American Spectrum Realty, Inc. for $3.75 per share. We recommend that you reject the tender offer.

"Mini-tender" offers - tender offers for less than five percent of a company's stock - have been increasingly used to catch investors off guard. Many investors who hear about mini-tender offers surrender their securities without investigating the offer, assuming that the price offered includes the premium usually present in larger, traditional tender offers. Investors later learn that they cannot withdraw from the offer and may end up selling their securities at below-market prices. You should scrutinize the mini-tender offer carefully.

There are no withdrawal or recission rights in connection with this mini-tender offer. With most mini-tender offers, investors typically feel pressured to tender their shares quickly without having solid information about the offer or the people behind it. Investors are often shocked to learn that they generally cannot withdraw from mini-tender offers.

You should note that Vector Enterprises is offering to pay $3.75 per share, while the trading price for American Spectrum Realty, Inc. stock for the last 30 days ranges from $6.06 to $15.09. Some bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.

We recommend that you take the following steps when considering this mini-tender offer:

Find out the "final" tender offer price after all deductions are taken. In some tender offers, you may get a lower price because deductions are taken from the tender offer price for dividend payments. Also, some bidders in mini-tender offers fail to disclose clearly that certain fees or expenses may also be deducted from the offer price.

Consult with your broker or other financial adviser. Make sure you understand the terms of the tender offer before tendering your shares. Ask for any additional written information that may be available.

If you want to sell your shares, determine where you can get your best price. Check all your alternatives for selling your securities. For instance, compare how much you will receive if you sell through your broker versus the tender offer.

For the foregoing reasons, we recommend that you reject the tender offer.

                                            Sincerely,

                                            AMERICAN SPECTRUM REALTY, INC.